

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

<u>Via E-mail</u>
Elan Yaish
Chief Financial Officer
RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv, Israel

> **Re: RiT Technologies Ltd.**
> **Form 20-F**
> **Filed April 28, 2014**
> **File No. 001-36213**

Dear Mr. Yaish:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Operating and Financial Review and Prospects, page 31</u>

1. We note that your operations have generated net losses over the last three years. We also note that your research and development and sales and marketing expenses are a significant portion of your total revenue. In your future filings, please revise your overview regarding your operations to provide more detail regarding your research and development and sales and marketing activities. This description should discuss how these activities specifically contribute to your operations and why these activities account for such a significant portion of your total revenue. For example, provide detail regarding your sales and marketing program, including the compensation structure for your sales staff. In addition, please discuss what steps, if any, management is taking to address the company's ongoing losses from operations, including any initiatives to address your ongoing significant operating expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Senior Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director